April 11, 2007

Mr. Rufus Decker
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re:	Blyth, Inc.
Form 10-K for the Fiscal Year ended January 31, 2006
Forms 10-Q for the Fiscal Quarters ended April 30, 2006, July 31, 2006, and October 31, 2006
File No. 1-13026

Dear Mr. Decker,

This letter is written in response to your letter of March 27, 2007.  As requested, this letter keys our responses to the comments that were set forth in your letter which, for ease of reference, we have set forth below, in italics, before our responses thereto.

Form 10-K for the year ended January 31, 2006

General

Comment:

1.             Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings where applicable.

Response:

Appendix A attached hereto sets forth additional and revised disclosure that we will be included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2007, which we expect to file on April 16, 2007.  In addition, we will include similar disclosures in future filings, including our interim filings where applicable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 25

Comment:

2.1          We have reviewed your response to comment two and have the following additional comments.

•                  You assumed a revenue growth rate of 3% and an EBITDA multiple of 7.5 in 2005. You also assumed a revenue growth rate of 2.8% and an EBITDA multiple of 8.5 in 2006. You indicated in your response that higher EBITDA multiples are warranted if revenues are expected to grow at a higher rate than normal. Please therefore expand your disclosures to better address the basis for increasing the EBITDA multiple from 7.5 in 2005 to 8.5 in 2006 given that you lowered your expected revenue growth from 3% to 2.8%. Your disclosures should address how you concluded that these growth rates are a higher than normal given that these growth rates approximate or are less than the long run economic growth rate of the U.S. economy.

Response:

Background:

In fiscal 2005, we performed an internal analysis of goodwill for our Miles Kimball reporting unit.  We did not hire an independent outside specialist to assist in that valuation for the following two reasons:

•                  we completed the acquisitions of Miles Kimball in early fiscal 2004 and Walter Drake later in fiscal 2004.  Subsequently, both companies were integrated and called the Miles Kimball Company.   We believed that since a short period of time had elapsed from the acquisition valuation date to January 31, 2005, that the market value would not have changed significantly; and

•                  our internal goodwill impairment analysis indicated that the Miles Kimball reporting unit had achieved a reasonable amount of excess when comparing fair value to recorded value such that an external valuation was not necessary or required.

In fiscal 2006, our preliminary internal valuation indicated that the Miles Kimball Company’s goodwill was close to a possible impairment since the combined business was experiencing integration issues (these integration issues were later corrected). As a result, we engaged an independent appraisal firm to assist in the valuation of the reporting unit.  This independent appraisal indicated that the Miles Kimball Company’s goodwill was not impaired.

In fiscal 2007, we engaged the same firm to assist in the independent valuation.  Again, this appraisal indicated that the Miles Kimball Company’s goodwill was not impaired.  Actually, the excess of fair value over book value increased in fiscal 2007 from fiscal 2006 partially because the Miles Kimball Company’s performance improved in fiscal 2007 from fiscal 2006.

Analysis:

Different Valuation Methods used in Fiscal 2005 compared to Fiscal 2006 and 2007

In fiscal 2005, we utilized a discounted cash flow model that relied on the Gordon Growth method to determine the terminal value of the Miles Kimball reporting unit (we refer to the method that we used in fiscal 2005 as the “Gordon Growth method”).  In fiscal 2006 and 2007, the independent specialist used the terminal multiple method to determine the terminal value (we refer to the method used by the independent specialist in fiscal 2006 and 2007 as the “Terminal Multiple method”).

The two methods differ, principally in how they calculate terminal value.  The Gordon Growth method relies on a growth rate in perpetuity calculation to determine terminal value, whereas the Terminal Multiple method relies on an EBITDA multiple to determine terminal value.  While both methods are generally accepted valuation methods, the Terminal Multiple method relies more on external marketplace data to determine how to measure the terminal value of a business.  In determining the EBITDA multiple to use, the independent specialists look at similar recent transactions.  While the two methods differ in how they calculate the terminal value of a business, the overall fair value result would have been similar under both methods and we strongly believe the conclusion would not have changed under either of the two methods discussed here.

In order to respond to certain of your prior inquiries, we converted the fiscal 2005 valuation derived from the Gordon Growth method (which used a growth rate in perpetuity value) into a terminal multiple of EBITDA.  In particular, this was in response to your March 1, 2007 request that asked us to comment on the assumptions used regarding cash flows and the terminal value multipliers, more specifically, the EBITDA multiple for fiscal 2005, 2006 and 2007. Solely for purposes of responding to your request, we calculated an implied EBITDA multiple by converting our growth rate in perpetuity to an EBITDA multiple. We did receive guidance from our independent valuation specialist on how to convert the growth rate in perpetuity to an approximate EBITDA multiple; however, this conversion is not exact and does not necessarily result in the same terminal value as would have been determined had we initially calculated the fiscal 2005 terminal value using the Terminal Multiple method.  While our intentions were to allow for the consistent and relevant comparison of data from year to year, it might have been easier to note the differences in the assumptions of the valuation methods rather than convert the data. While the assumptions used for the EBITDA multiple changed from an implied 7.5 in fiscal 2005 to 8.5 in fiscal 2006, there was no change in the EBITDA multiple from fiscal 2006 to fiscal 2007 (8.5 in both years). Moreover we used a discount rate of 11% in fiscal 2005, whereas in fiscal 2006 and 2007 a discount rate of 13% was used.  While the assumptions were independently derived from 2005 to 2006, we believe the higher EBITDA multiple of 8.5 used in fiscal 2006 and 2007 required an increase in the discount rate from 11% to 13%. We also note the increase in the discount rate mitigates or reduces the effect of the higher EBITDA multiple used in 2006 and 2007.

We retained the same valuation specialist in fiscal 2006 and 2007 to value the Miles Kimball Company’s goodwill, and the actual disclosure (which is set forth in Appendix A) will be set forth on a consistent basis.

Revenue Growth

We used the same revenue growth assumptions to build our discounted cash flow models for both the internal (Gordon Growth method) and external (Terminal Multiple method) valuations. While these two valuation methods differ in how they determine terminal value, the revenue growth rates and resultant EBITDA are identical in our discounted cash flow model, whether used for internal or external purposes.  Each fiscal year, we complete an internal valuation for all of our reporting units using the discounted cash flow model to determine whether goodwill may be impaired and whether an independent valuation is needed.  In response to your January 24, 2007 comment letter, we stated that the revenue growth rate for the Catalog & Internet segment was 3% for fiscal 2005 and 2.8% for fiscal 2006.  We inappropriately characterized this as our “revenue growth rate”; instead, we should have more clearly identified this as our assumed “growth rate in perpetuity”. The 3.0% and 2.8% growth rates in perpetuity used are essentially the same and did not have significant impact on the fair value calculation. The actual revenue growth assumptions used in our discounted cash flow models for fiscal 2005, 2006 and 2007 valuations were 3.6%, 4.0% and 4.4%, respectively. As discussed in our earlier responses, the revenue growth rate is one of the main assumptions used when developing the five year business projection, which serves as the basis for our discounted cash flow model. These assumptions are developed at the business unit level by  the senior management of the business to form a sales forecast. In light of the above information, we believe the  inconsistency that surfaced when contrasting the change from the 2005 to the 2006 revenue growth assumptions with the EBITDA multiples no longer exists when analyzing the assumptions collectively.

We also note that in fiscal 2007, the Miles Kimball EBITDA growth rate exceeded its revenue growth rate as compared to the prior fiscal year. For example, Miles Kimball’s EBITDA exceeded the prior fiscal year by approximately $7.2 million, while fiscal 2007 revenue exceeded fiscal 2006 by $3.7 million. The 2007 performance illustrates how Miles Kimball could have EBITDA growth in excess of revenue growth. Specifically, the integration of the two businesses resulted in synergies and the elimination of redundant costs. These synergies and cost reductions are expected to continue in future years.

In the last part of your comment, you refer to our growth rates in comparison to the long run economic performance of the U.S. economy.  It was not our intention to compare our growth rates to the U.S. economy, but to instead highlight that a willing buyer would pay a higher EBITDA multiple for a business that had a high revenue growth rate than it would for a business that had a lower revenue growth rate.

Comment:

2.2                               We note that you are in the process of completing your fiscal 2007 annual assessment of goodwill for impairment. Please provide us with your analysis to date, including the material underlying assumptions you have utilized. Such information should be at the level of detail previously provided by the Company. Ensure that any changes you have made to your significant underlying assumptions are thoroughly explained.

Response:

We have included a draft copy of our proposed 2007 Critical Accounting Policies disclosure for “Goodwill and other indefinite lived intangibles” in Appendix A.  We expect that this disclosure will be included in our Annual Report on Form 10-K, which we intend to file on April 16, 2007. We believe this contains all of the required disclosure in accordance with SFAS No. 142 and the additional disclosures addressed in our responses to your comment letters dated January 24, March 1, and March 27, 2007.

We would also like to inform you that, based on our 2007 preliminary impairment review, the Wholesale Segment goodwill is fully impaired with the write-off of the remaining goodwill of $12.0 million at our Sterno reporting unit, which experienced significant and unexpected profit shortfall in the second half of fiscal 2007.

In addition to the fourth quarter write-off of the remaining goodwill of the Sterno reporting unit, as noted in our previous response to you dated February 15, 2007. the Company identified a triggering event during the second quarter of fiscal 2007, which caused us to reassess the goodwill of the Sterno reporting unit for impairment.  The Company’s decision to discontinue sales of a new product line coupled with sharply rising commodity costs led the Company to perform an impairment analysis of goodwill. Based on the analysis, the goodwill in this reporting unit was determined to be impaired, as the fair value of the reporting unit was less than the carrying value of the reporting unit including goodwill.  As a result, the Company recorded a non-cash pre-tax goodwill impairment charge of $11.7 million in the second quarter of fiscal 2007, within the Wholesale segment.

Discussion of 2007 Assumptions:

For the Sterno reporting unit, the key assumptions used for the goodwill impairment analysis, mainly, the discount rate and the terminal multiple of EBITDA have not changed form January 2006 to present but reflect the continued soft market conditions. Even though, as noted below, the revenue growth rate has increased slightly, the Sterno business continues to suffer from higher raw materials and commodities cost, which has negatively impacted gross margins and EBITDA. Additionally, Sterno has not been able to sustain price increases with key customers to offset the  additional costs. Consequently management has reduced its forecast on more than one occasion and does not expect the market conditions to improve in the near-term. Listed below are the assumptions used and other information regarding goodwill and other long lived assets at risk:

Sterno assumptions ($'s in millions)

	January 31, 2006	July 31, 2006	January 31, 2007
Discount rate	13.0%	13.0%	13.0%
Average revenue growth rate	2.8%	1.8%	2.3%
Tax rate	39.0%	39.0%	39.0%
Terminal multiple of EBITDA	5.0	5.0	5.0
Capital expenditures	$3.3	$2.8	$2.9
Goodwill at risk	$23.7	$12.0	$-
Other long lived assets at risk	$8.9	$8.2	$6.1

For the Wholesale Premium reporting unit, the discount rate was increased from 13.0% to 15.0% and the terminal multiple of EBITDA was reduced from 6.5 to 6.0 from the January 31, 2006 valuation to July 31, 2006 valuation. The changes in these assumptions reflect the continued changes in the business environment and adverse business conditions currently experienced. The integration of the premium candle and the seasonal decorations business, which began in fiscal 2006 was not progressing as planned in the budget process and a new timeline was provided. In addition, information became available regarding certain key national accounts which were sourcing their products directly from Asia eliminating our Wholesale business from the distribution process. Therefore, management decided it needed to focus its efforts on the smaller independent retailers.

Management believes the adverse conditions being experienced as noted above, which have also impacted the integration of these businesses, are not temporary but reflect the additional risk in the marketplace as a result of additional pricing pressures and competition. As a result, the assumptions used by management were modified to reflect this additional risk. Listed below are the assumptions used and other information regarding goodwill and other long lived assets at risk:

Wholesale Premium assumptions ($'s in millions)

	January 31, 2006	July 31, 2006
Discount rate	13.0%	15.0%
Average revenue growth rate	5.6%	3.5%
Tax rate	39.0%	39.0%
Terminal multiple of EBITDA	6.5	6.0
Capital expenditures	$7.5	$6.9
Goodwill at risk	$25.1	$-
Other long lived assets at risk	$24.8	$14.7

For the Miles Kimball reporting unit, the key assumptions used for the goodwill impairment analysis, mainly, the discount rate and the terminal multiple of EBITDA have not changed form January 2006 to present. The Miles Kimball business continues to perform well and has exceeded its EBITDA goal as a result of marginal revenue increases and continued cost reductions as a result of the integration of the Walter Drake business and more effective management of costs. Listed below are the assumptions used and other information regarding goodwill and other long lived assets at risk:

Miles Kimball assumptions ($'s in millions)

	January 31, 2006	January 31, 2007
Discount rate	13.0%	13.0%
Average revenue growth rate	4.0%	4.4%
Tax rate	39.0%	39.0%
Terminal multiple of EBITDA	8.5	8.5
Capital expenditures	$10.5	$9.5
Goodwill at risk	$74.5	$74.5
Other long lived assets at risk	$18.3	$19.5

We have updated the table in Appendix A to include the Company’s Miles Kimball reporting unit within the Catalog & Internet segment as we deem this reporting unit to be at risk. Additional disclosure regarding assumptions has been provided on the Wholesale Premium and Sterno reporting units due to the impairment of their goodwill balances in fiscal 2007.

* * * * * * * * * * * * * * * * * *

We hope that the foregoing will be satisfactory to you, and we look forward to receiving any further comments or suggestions that you may have.

Blyth, Inc. acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Robert H. Barghaus
Vice President and Chief Financial Officer

Appendix A

Critical Accounting Policies

Goodwill and other indefinite lived intangibles — Goodwill and other indefinite lived intangibles are subject to an assessment for impairment using a two-step fair value-based test and such other intangibles are also subject to impairment reviews, which must be performed at least annually or more frequently if events or circumstances indicate that goodwill or other indefinite lived intangibles might be impaired.

The Company performs its annual assessment of impairment as of January 31, which is our fiscal year-end date.  For goodwill, the first step is to identify whether a potential impairment exists. This is done by comparing the fair value of a reporting unit to its carrying amount, including goodwill.  Fair value for each of our reporting units is estimated utilizing a combination of valuation techniques, namely the discounted cash flow methodology and the market multiple methodology. The fair value of the reporting units is derived by calculating the average of the outcome of the two valuation techniques.  The discounted cash flow methodology assumes the fair value of an asset can be estimated by the economic benefit or net cash flows the asset will generate over the life of the asset, discounted to its present value. The discounting process uses a rate of return that accounts for both the time value of money and the investment risk factors. The market multiple methodology estimates fair value based on what other participants in the market have recently paid for reasonably similar assets. Adjustments are made to compensate for differences between the reasonably similar assets and the assets being valued. If the fair value of the reporting unit exceeds the carrying value, no further analysis is necessary. If the carrying amount of the reporting unit exceeds its fair value, the second step is performed. The second step compares the carrying amount of the goodwill to the estimated fair value of the goodwill. If fair value is less than the carrying amount, an impairment loss is reported as a reduction to goodwill and a charge to operating expense.

Our assumptions in the discounted cash flow methodology used to support recoverability include the reporting unit’s five year business outlook. The business outlook is a five year projection of the business unit’s financial performance.  The business outlook includes the cash generated from the reporting unit and certain assumptions for revenue growth, capital spending and profit margins. This serves as the basis for the discounted cash flow model in determining fair value. Additionally, the discount rate utilized in the cash flow model values the reporting unit to its net present value taking into consideration the time value of money, other investment risk factors and the terminal value of the business. For the terminal value, we used a multiple of earnings before income taxes, depreciation and amortization (“EBITDA”) multiplied by a certain factor for which an independent third party would pay for a similar business in an arms length transaction.  In determining this factor we used information that was available for similar transactions executed in the marketplace. The multiple of EBITDA used contemplates among other things the expected revenue growth of the business which in turn would require the use of a higher EBITDA multiple if revenue were expected to grow at a higher rate than normal.  The following circumstances could impact the Company’s cash flow and cause further impairments to reported goodwill:

•                  Unexpected increase in competition resulting in lower prices or lower volumes,

•                  Entry of new products into the marketplace from competitors,

•                  Lack of acceptance of the Company’s new products into the marketplace,

•                  Loss of key employee or customer,

•                  Significantly higher raw material costs, and

•                  Macro economic factors

Wholesale Premium

As a result of the Company’s annual fourth quarter impairment analysis in fiscal 2006, the Company determined that the goodwill balance existing at its Wholesale Premium reporting unit within the Wholesale segment was impaired. In fiscal 2006, the Wholesale Premium reporting unit experienced a substantial decline in operating performance when compared to prior years’ results and budgeted fiscal 2006 expectations.  Therefore, the Company recorded a non-cash pre-tax goodwill impairment charge of $42.2 million in the Wholesale segment.

During the second quarter of fiscal 2007, the Company identified a triggering event, which caused us to reassess goodwill impairment for its Wholesale Premium reporting unit within the Wholesale segment.  In the Wholesale Premium reporting unit, a business restructuring resulted in a significantly reduced near-term outlook for the businesses that gives effect to the changing business environment which led the Company to perform an impairment analysis of the goodwill in this reporting unit.  As a result of this analysis, the goodwill in this reporting unit was determined to be impaired, as the fair value of the reporting unit was less than the carrying value of the reporting unit including goodwill.  The decrease in the fair value of this reporting unit was due to a significant decrease in the projected results for the full fiscal year and future years as a result of the factors previously discussed.  The estimated fair value of the reporting unit was determined utilizing a combination of valuation techniques, namely the discounted cash flow methodology and the market multiple methodology.  As a result, the Company recorded a non-cash pre-tax goodwill impairment charge of $25.1 million in the second quarter of fiscal 2007 writing off the remaining goodwill balance of the Wholesale Premium reporting unit in the Wholesale segment.

The table below is a summary of estimated fair values as of January 31, 2006 and July 31, 2006 and the assumptions used in comparison to the carrying values in assessing recoverability for the Company’s Wholesale Premium reporting unit of the Wholesale segment as of January 31, 2006:

($'s in millions)	January 31, 2006	July 31, 2006

Estimated fair value	$98.1	$86.8
Recorded carrying value of assets	142.7	114.6
Excess (impaired) value to recorded value	$(44.6)	$(27.8)

Assumptions and other information:
Discount rate	13.0%	15.0%
Average revenue growth rate	5.6%	3.5%
Tax rate	39.0%	39.0%
Terminal multiple of EBITDA	6.5	6.0
Capital expenditures	$7.5	$6.9
Goodwill at risk	$25.1	$-
Other long lived assets at risk	$24.8	$14.7

As a result of the reduced near term outlook and the changing business environment discussed above, the discount rate was increased from 13.0% to 15.0% and the terminal multiple of EBITDA was reduced from 6.5 to 6.0. The changes in these assumptions reflect the continued changes in the business environment and adverse business conditions currently experienced. Management believes the adverse conditions currently being experienced are not temporary but reflect the additional risk in the marketplace as a result of additional pricing pressures and competition.

Sterno

As a result of the Company’s annual fourth quarter impairment analyses in fiscal 2006, the Company determined that the goodwill balance existing at its Sterno reporting unit in the Wholesale segment was impaired. In fiscal 2006, the Sterno reporting unit experienced a substantial decline in operating performance when compared to prior years’ results and budgeted fiscal 2006 expectations.  Therefore, the Company recorded a non-cash pre-tax goodwill impairment charge of $11.1 million in the Sterno reporting unit of the Wholesale segment.

During the second quarter of fiscal 2007, the Company identified a triggering event, which caused us to reassess the goodwill of the Sterno reporting unit for impairment.  In the Sterno reporting unit, the Company’s decision to discontinue sales of a new product line coupled with sharply rising commodity costs led the Company to perform an impairment analysis of goodwill in the reporting unit. As a result of this analysis, the goodwill in this reporting unit was determined to be impaired, as the fair value of the reporting unit was less than the carrying value of the reporting unit including goodwill.  The decrease in the fair value of the reporting unit was due to a significant decrease in the projected results for the full fiscal year and future years as a result of the factors previously discussed.  The estimated fair value of the reporting unit was determined utilizing a combination of valuation techniques, namely the discounted cash flow methodology and the market multiple methodology.  As a result, the Company recorded a non-cash pre-tax goodwill impairment charge of $11.7 million in the second quarter of fiscal 2007, in the Wholesale segment.

In the second half of fiscal 2007, the Sterno reporting unit within the Wholesale segment experienced a further decline in operating performance when compared to prior years’ results and budgeted fiscal 2007 expectations. As a result of the fiscal 2007 goodwill impairment assessment the Company recorded a non-cash pre-tax goodwill impairment charge of $12.0 million writing off the remaining goodwill balance of the Sterno reporting unit within the Wholesale segment.

The table below is a summary of estimated fair values as of January 31, 2006, July 31, 2006 and January 31, 2007 and the assumptions used in comparison to the carrying values in assessing recoverability for the Company’s Sterno reporting unit of the Wholesale segment whose fair value was close to its carrying value as of January 31, 2006 and June 30, 2006:

($'s in millions)	January 31, 2006	July 31, 2006	January 31, 2007

Estimated fair value	$57.0	$45.4	$25.8
Recorded carrying value of assets	67.0	55.6	36.2
Excess (impaired) value to recorded value	$(9.9)	$(10.2)	$(10.4)

Assumptions and other information:
Discount rate	13.0%	13.0%	13.0%
Average revenue growth rate	2.8%	1.8%	2.3%
Tax rate	39.0%	39.0%	39.0%
Terminal multiple of EBITDA	5.0	5.0	5.0
Capital expenditures	$3.3	$2.8	$2.9
Goodwill at risk	$23.7	$12.0	$-
Other long lived assets at risk	$8.9	$8.2	$6.1

Miles Kimball

The table below is a summary of estimated fair values as of January 31, 2006 and 2007 and the assumptions used in comparison to the carrying values in assessing recoverability for the Company’s Miles Kimball reporting unit of the Catalog & Internet segment whose fair value was close to its carrying value as of January 31, 2006 and 2007.

($'s in millions)	2006	2007
Estimated fair value	$149.9	$152.5
Recorded carrying value of assets	143.7	133.4
Excess (impaired) value to recorded value	$6.2	$19.1

Assumptions and other information:
Discount rate	13.0%	13.0%
Average revenue growth rate	4.0%	4.4%
Tax rate	39.0%	39.0%
Terminal multiple of EBITDA	8.5	8.5
Capital expenditures	$10.5	$9.5
Goodwill at risk	$74.5	$74.5
Other long lived assets at risk	$18.5	$19.0

Other

In August 2005, the Company acquired a 100% interest in Boca Java, a small gourmet coffee and tea company. Boca Java sells its products primarily through the internet and is included in the Company’s Catalog & Internet segment. In accordance with SFAS no. 142, the Company has determined that Boca Java represents a separate reporting unit and thus must be reviewed for impairment on a stand alone basis. The Company has completed an internal review for impairment as of January 31, 2007, which indicated that the goodwill of $1.9 million is fully recoverable. Boca Java is a relatively new operation, which is dependant upon achieving high revenue growth and other operating objectives as well as the continued support and funding from its parent. Should Boca Java fail to meet its revenue and operating objectives or fail to receive the continued support of its parent, its goodwill could be subject to a partial or full impairment.

The Company’s Direct Selling segment has approximately $2.3 million of goodwill. An internal review of this segment indicates that the goodwill is fully recoverable. The Direct Selling segment currently generates a significant amount of cash flows therefore the estimated fair value exceeds its carrying value by a wide margin.

As discussed in Note 4 to the Consolidated Financial Statements, the Company sold its European seasonal and everyday decorations businesses, Kaemingk, Edelman and Euro-Decor, in the first half of fiscal 2007, which resulted in a reduction in goodwill attributable to these businesses totaling $66.5 million.

If actual revenue growth, profit margins, costs and capital spending should differ significantly from the assumptions included in our business outlook used in the cash flow models the reporting unit’s fair value could fall significantly below expectations and additional impairment charges could be required to write down goodwill to its fair value and if necessary other long lived assets could be subject to a similar fair value test and possible impairment.  Long lived assets represent primarily fixed assets and other long term assets excluding goodwill and other intangibles.

There are two main assumptions that are used for the discounted cash flow analysis: First, the discount rate and second the terminal multiple. This discount rate is used to value the gross cash flows expected to be derived from the business to its net present value. The discount rate uses a rate of return to account for the time value of money and an investment risk factor. For the terminal multiple, we used earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiplied by a certain factor for which an independent third party would pay for a similar business in an arms length transaction.  In determining this factor we used information that was available for similar transactions executed in the marketplace. The multiple of EBITDA used contemplates among other things, the expected revenue growth of the business which in turn would require the use of a higher EBITDA multiple if revenue were expected to grow at a higher rate than normal. A change in the discount rate is often used by management to alter or temper the discounted cash flow model if there is a higher degree of risk that the business outlook objectives might not be achieved. These risks are often based upon the business units past performance, competition, confidence in the business unit management, position in the marketplace, acceptance of new products in the marketplace and other macro and micro economic factors surrounding the business.

If management feels there is additional risk associated with the business outlook it will adjust the discount rate and terminal value accordingly. The terminal value is generally a multiple of EBITDA and is discounted to its net present value using the discount rate. Capital expenditures are included and are consistent with the historical business trend plus any known significant expenditures. If the outlook for the Miles Kimball reporting unit as of January 31, 2007 was to be less optimistic than we had assumed in our valuation model, whereby we increased the discount rate by 1% and decreased the terminal multiple by one, the fair value of the Miles Kimball reporting unit would have decreased by $16.5 million. This reduction in fair value would not have caused the Company to perform a step two test for impairment as the fair value of the business would still exceed its carrying value. Conversely, if the outlook for the Miles Kimball reporting unit as of January 31, 2007 was more optimistic than we had assumed in our valuation model, whereby we decreased the discount rate by 1% and increased the terminal multiple by one, the fair value of the Miles Kimball reporting unit Catalog & Internet segment would have increased by $18.0 million.

Trade Names and Trademarks

The Company’s trade name and trademark intangible assets relate to the Company’s acquisitions of Miles Kimball and Walter Drake in fiscal 2004 and are reported in the Company’s Catalog & Internet Segment. The Company has approximately $28.1 million in trade names and trademarks as of January 31, 2007, whose fair value was determined at the dates of acquisition. The fair value of these trade names and trademarks as of January 31, 2007 was $31.9 million.

The Company performs its annual assessment of impairment for indefinite-lived intangible assets as of January 31, which is our fiscal year-end.  The Company uses the relief from royalty method to estimate the fair value for indefinite-lived intangible assets. The underlying concept of the relief from royalty method is that the inherent economic value of intangibles is directly related to the timing of future cash flows associated with the intangible asset. Similar to the income approach or discounted cash flow methodology used to determine the fair value of goodwill, the fair value of indefinite-lived intangible assets is equal to the present value of after-tax cash flows associated with the intangible asset based on an applicable royalty rate. The royalty rate is determined by using existing market comparables for royalty agreements using an intellectual property data base. The arms-length agreements generally support a rate that is a percentage of direct sales. This approach is based on the premise that the free cash flow is a more valid criterion for measuring value than “book” or accounting profits.

The two primary assumptions used in the relief from royalty method are the discount rate and the royalty rate. This discount rate is used to value the expected net cash flows to be derived from the royalty to its net present value. The discount rate uses a rate of return to account for the time value of money and an investment risk factor. The royalty rate is based upon past royalty performance as well as the expected royalty growth rate using both macro and micro economic factors surrounding the business. A change in the discount rate is often used by management to alter or temper the discounted cash flow analysis if there is a higher degree of risk that the estimated cash flows from the indefinite-lived intangible asset may not be fully achieved. These risks are often based upon the business units past performance, competition, position in the marketplace, acceptance of new products in the marketplace and other macro and micro economic factors surrounding the business. If, however, actual cash flows should fall significantly below expectations this could result in an impairment of our indefinite-lived intangible assets.  If as of January 31, 2007, if the discount rate would have increased and the royalty rate would have decreased by 1%, respectively, the fair value of the Catalog & Internet trade names and trademarks would have decreased by $15.9 million to $16.0 million. This decrease would have required the Company to take an impairment charge of $12.1 million to write-down its indefinite lived intangibles to its estimated fair value.  Conversely, if the discount rate would have decreased and the royalty rate would have increased by 1%, respectively, the fair value of the Catalog & Internet trade names and trademarks would have increased by $19.3 million to $51.2 million.